October 29, 2024

Ludovic Saverys
Chief Financial Officer
Compagnie Maritime Belge NV
De Gerlachekaai 20, 2000
Antwerp, Belgium

       Re: Compagnie Maritime Belge NV
           CMB.TECH NV
           Schedule TO-T filed October 23, 2024 by Compagnie Maritime Belge NV File No. 005-89253
Dear Ludovic Saverys:

       We have reviewed your filing and have the following comment.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Schedule TO-T filed October 23, 2024
General

1. Rule 14e-1(b) requires a tender offer to remain open for at least ten U.S. business days
       after a change in price. We note your disclosure that    the Offeror is
offering to pay
       $12.66 for each Ordinary Share     reduced on a dollar-for-dollar basis
by the gross
       amount of any distributions by the Company to its shareholders     with
a payment
       date falling after the date of this Offer to Purchase and before the settlement date of
       the Offers.    It appears from this statement that the offer price could
change after
       expiration but before settlement of the Offers. Please explain how this offer structure is consistent with your obligations under Rule 14e-1(b), Item 4 of Schedule TO and
       Item 1004 of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573. October 29, 2024
Page 2



                   Sincerely,

                   Division of Corporation Finance
                   Office of Mergers & Acquisitions